Steven B. Boehm
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

February 28, 2008

RE: Solar Capital Ltd.
    File Nos.: 333-148734 and 814-00754

Dear Mr. Boehm:

On January 18, 2008, your firm filed a registration statement on Form N-2 on behalf of Solar Capital Ltd. (the "Company") to register common shares to be sold in the Company's initial public offering. Pursuant to Release No. 33-6510, we performed a limited review of the registration statement. We have relied on the representations in a letter from you dated February 12, 2008, which states that the disclosure in the registration statement is substantially similar to the information contained in the Company's original registration statement, except for updated financial information and information about the proposed offering. Based on our selective review, we have the following general comments on the filing.

1.   Please confirm in your response letter that any revisions made in the Company's initial registration pursuant to staff comments also will be made in this filing.

We urge all persons who are responsible for the accuracy and Adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- The Company is responsible for the accuracy and adequacy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose

the Commission from taking any action with respect to the filings;

- The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel